中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

Announcement of the Supervisory Committee of China Southern Airlines Company Limited

This announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

The company and all the members of its board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement and accept responsibility for any false representation, misleading statement or material omission contained herein.

The supervisory committee of China Southern Airlines Company Limited (the "Company") held the first meeting of the fifth supervisory committee on June 28, 2007 at the 3rd Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel, pursuant to the provisions of the *Articles of Association of the Company* and the *Rules of Procedure of the Supervisory Committee*. The meeting was attended by five supervisors of the Company. The quorum present at the meeting and the procedures of the meeting complied with the relevant provisions of the *Company Law of the People's Republic of China* and the *Articles of Association of the Company*. The supervisors present at the meeting, after their review and voting, resolved to elect Sun Xiao Yi as Chairman of the fifth supervisory committee of the Company.

By order of the Board
China Southern Airlines Company Limited
Su Liang
Company Secretary

Guangzhou, June 28, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT OF THE BOARD OF DIRECTORS OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

This Announcement is made pursuant to Rule 13.09(2) of the Listing Rules.

The company and all the members of its board of directors confirm the truthfulness, accuracy and completeness of the contents of this announcement and accept responsibility for any false representation, misleading statement or material omission contained herein.

On June 28, 2007, China Southern Airlines Company Limited (the "Company") held the first meeting of the fifth session of the board of directors of the Company in the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. The number of directors supposed to be present at the meeting was 12 and the actual number of attended directors was 12. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The meeting adopted the resolutions as set forth below:

1. Liu Shao Yong was elected as the Chairman of the fifth board of directors of the Company;

2. appointment of Si Xian Min as President of the Company, Tan Wan Geng, Yuan Xin An, Hao Jian Hua, Xu Jie Bo and He Zong Kai as Vice President of the Company, Xu Jie Bo as Chief Financial Officer, Liu Qian as Chief Pilot, Dong Su Guang as Chief Engineer, Hu Chen Jie as Chief Information Officer, Su Liang as Company Secretary and Chen Wei Hua as General Counsel;

3. appointment of independent directors Gong Hua Zhang, Wang Zhi and Sui Guang Jun as members of the audit committee and Gong Hua Zhang as the convener; appointment of directors Liu Shao Yong, Si Xian Min, Xu Jie Bo, Wang Zhi and Lin Guang Yu as members of the strategic decisions committee and Si Xian Min as the convener; appointment of directors Sui Guang Jun, Wang Quan Hua and Gong Hua Zhang as members of the compensation and evaluation committee and Sui Guang Jun as the convener; establishment of the nomination committee and appointment of directors Liu Shao Yong, Wang Zhi and Gong Hua Zhang as members of the nomination committee and Liu Shao Yong as the convener;

4. appointment of Lei Bin as Securities Affairs Representative.

Please see 2006 Annual Report of the Company and Materials for 2006 Annual General Meeting of the Company for resume of the directors and senior administrative officers of the Company.

Opinions from the Independent Directors:

The above candidates of President, Vice President, Chief Financial Officer, Chief Pilot, Chief Engineer, Chief Information Officer, Company Secretary and General Counsel of the company satisfy the qualifications required in the Company Law of the People's Republic of China and the Articles of Association of the Company and the nomination and appointment thereof is in compliance with the provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company. We hereby consent to the appointments of above individuals.

Independent Directors: Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu

By order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC. 28 June 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2006 OF CHINA SOUTHERN AIRLINES COMPANY LIMITED

The AGM of the Company for the year 2006 was held on June 28, 2007 at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel. All resolutions proposed at the AGM were duly passed by the shareholders.

China Southern Airlines Company Limited (the "Company") and all the members of its board of directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

The Annual General Meeting for the year 2006 (the "AGM") of the Company was held at the 1st Conference Room, 4/F, Guangzhou Baiyun International Airport Southern Airlines Pearl Hotel on June 28, 2007. 10 shareholders or authorized proxies holding an aggregate of 2,712,028,985 shares, or 62% of the total shares of the Company, attended the AGM. The AGM was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "PRC") and the Company's Articles of Association.

The following resolutions were considered and passed at the AGM:

1. Report of the Directors of the Company for the year 2006 was reviewed and approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,028,985 shares, representing 100% of the total valid votes. This resolution was unanimously passed by all who cast vote on this resolution at the AGM.

2. Report of the Supervisory Committee of the Company for the year 2006 was reviewed and approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,018,935 shares, representing 99.9996% of the total valid votes; votes against the resolution: 10,050 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

3. Audited consolidated financial statements of the Company for the year 2006 were reviewed and approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,017,685 shares, representing 99.9996% of the total valid votes; votes against the resolution: 11,300 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

4. The profit distribution proposal for the year 2006 was reviewed and approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,018,935 shares, representing 99.9996% of the total valid votes; votes against the resolution: 10,050 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

5. The proposal to appoint KPMG Huazhen as the PRC auditors of the Company for the year 2007 and KPMG as the international auditors of the Company for the year 2007 and authorize the Board to determine their remuneration were approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,711,608,935 shares, representing 99.9845% of the total valid votes; votes against the resolution: 420,050 shares, representing 0.0155% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

6. The proposal to change the method of procuring one A330 aircraft was approved;

   Number of valid votes: 2,711,756,985 shares; votes in favor of the resolution: 2,647,673,527 shares, representing 97.6270% of the total valid votes; votes against the resolution: 64,083,458 shares, representing 2.3629% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

7. The proposal to authorize the Board to change the method of procuring aircraft in time according to actual operating conditions of the Company was approved;

   Number of valid votes: 2,711,756,985 shares; votes in favor of the resolution: 2,651,673,527 shares, representing 97.7745% of the total valid votes; votes against the resolution: 60,083,458 shares, representing 2.2154% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

8. Amendment of the No. 16 and No. 18 of the Articles of Association of the Company was reviewed and approved. The original Article 16 of the AOA reads as "For the purpose of these articles of association, other senior administrative officers of the Company refer to vice president, chief financial officer, board secretary, general economist, chief engineer, chief pilot, and general legal counsel.", which should be changed to "For the purpose of these articles of association, other senior administrative officers of the Company refer to vice president, chief financial officer, board secretary, general economist, chief engineer, chief pilot, general legal counsel and chief information officer" and the 2nd item of original Article 18 of the AOA reads as "The scope of business of the Company includes: (i) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (ii) undertaking general aviation services; (iii) provision of aircraft repair and maintenance services; (iv) acting as agent for other domestic and international airlines; (v) provision of air catering services and (vi) engaging in other airline or airline-related business, including advertising for such services" , which should be changed to "The scope of business of the Company includes: (i) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (ii) undertaking general aviation services; (iii) provision of aircraft repair and maintenance services; (iv) acting as agent for other domestic and international airlines; (v) provision of air catering services; (vi) provision of hotel business; (vii) acting as sale agent for aircraft leasing and aviation accident insurance; and (viii) engaging in other airline or airline-related business, including advertising for such services (subject to approval of State Administration of Industry and Commerce).";

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,017,685 shares, representing 99.9996% of the total valid votes; votes against the resolution: 11,300 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

9. The proposal to appoint Mr. Liu Shao Yong as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

   Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,018,935 shares, representing 99.9996% of the total valid votes; votes against the resolution: 10,050 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

10. The proposal to appoint Mr. Li Wen Xin as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,783,920 shares, representing 99.8435% of the total valid votes; votes against the resolution: 4,245,065 shares, representing 0.1565% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

11. The proposal to appoint Mr. Wang Quan Hua as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,788,920 shares, representing 99.8437% of the total valid votes; votes against the resolution: 4,240,065 shares, representing 0.1563% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

12. The proposal to appoint Mr. Zhao Liu An as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,788,920 shares, representing 99.8437% of the total valid votes; votes against the resolution: 4,240,065 shares, representing 0.1563% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

13. The proposal to appoint Mr. Si Xian Min as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,013,935 shares, representing 99.9994% of the total valid votes; votes against the resolution: 15,050 shares, representing 0.0006% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

14. The proposal to appoint Mr. Tan Wan Geng as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,788,920 shares, representing 99.8437% of the total valid votes; votes against the resolution: 4,240,065 shares, representing 0.1563% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

15. The proposal to appoint Mr. Xu Jie Bo as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,018,935 shares, representing 99.9996% of the total valid votes; votes against the resolution: 10,050 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

16. The proposal to appoint Mr. Chen Zhen You as a Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,013,935 shares, representing 99.9994% of the total valid votes; votes against the resolution: 15,050 shares, representing 0.0006% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

17. The proposal to appoint Mr. Wang Zhi as an Independent Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,018,935 shares, representing 99.9996% of the total valid votes; votes against the resolution: 10,050 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

18. The proposal to appoint Mr. Sui Guang Jun as an Independent Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,017,685 shares, representing 99.9996% of the total valid votes; votes against the resolution: 11,300 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

19. The proposal to appoint Mr. Gong Hua Zhang as an Independent Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,012,685 shares, representing 99.9994% of the total valid votes; votes against the resolution: 16,300 shares, representing 0.0006% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

20. The proposal to appoint Mr. Lin Guang Yu as an Independent Director of the Fifth Session of the Board and authorize the Board to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,017,685 shares, representing 99.9996% of the total valid votes; votes against the resolution: 11,300 shares, representing 0.0004% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

21. The resignation of Mr. Wei Ming Hai and Mr. Peter Lok as the Independent Directors of the Board according to relative regulations, due to their acting as the Independent Directors of the Board for consecutive two sessions were reviewed and approved;

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,712,022,735 shares, representing 99.9998% of the total valid votes; votes against the resolution: 6,250 shares, representing 0.0002% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

22. The proposal to appoint Mr. Sun Xiao Yi as a Supervisor of the Fifth Session of the Supervisory Committee of the Company (the "Supervisory Committee") and authorize the Supervisory Committee to determine his remuneration was approved;

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,787,670 shares, representing 99.8436% of the total valid votes; votes against the resolution: 4,241,315 shares, representing 0.1564% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

23. The proposal to appoint Mr. Yang Guang Hua as a Supervisor of the Fifth Session of the Supervisory Committee and authorize the Supervisory Committee to determine his remuneration was approved;

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,783,920 shares, representing 99.8435% of the total valid votes; votes against the resolution: 4,245,065 shares, representing 0.1565% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

24. The proposal to appoint Ms. Yang Yi Hua as a Supervisor of the Fifth Session of the Supervisory Committee and authorize the Supervisory Committee to determine her remuneration was approved;

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,788,920 shares, representing 99.8437% of the total valid votes; votes against the resolution: 4,240,065 shares, representing 0.1563% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

25. The proposal to appoint Mr. Liu Biao as a Supervisor of the Fifth Session of the Supervisory Committee and authorize the Supervisory Committee to determine his remuneration was approved;

Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,783,920 shares, representing 99.8435% of the total valid votes; votes against the resolution: 4,245,065 shares, representing 0.1565% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

26. The proposal to appoint Mr. Liang Zhong Gao as a Supervisor of the Fifth Session of the Supervisory Committee and authorize the Supervisory Committee to determine his remuneration was approved;

    Number of valid votes: 2,712,028,985 shares; votes in favor of the resolution: 2,707,783,920 shares, representing 99.8435% of the total valid votes; votes against the resolution: 4,245,065 shares, representing 0.1565% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

27. The proposal to authorize the board of directors of the Company to examine and approve external guarantees the cumulative total of which shall not exceed RMB100 million in each fiscal year, except those matters in relation to external guarantees which shall be examined and approved at the general meeting as provided in the Notice of the China Securities Regulatory Commission and the China Banking Regulatory Commission concerning the Regulation of External Guarantees to Be Provided by Listed Companies.

    Number of valid votes: 2,644,112,986 shares; votes in favor of the resolution: 2,642,969,212 shares, representing 97.4536% of the total valid votes; votes against the resolution: 1,143,774 shares, representing 0.0422% of the total valid votes, all of which were tradable shares not subject to any restrictions of sale.

According to the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of votings at the AGM (see the note below).

Mr. Lu Hui, a PRC lawyer from Z&T Law Firm attended the AGM as a witness and issued a legal opinion that the convention of the AGM, the procedure for the holding of the Meeting, the eligibility of the persons who attended the AGM and the procedure for voting at the AGM are all in compliance with the relevant provisions of the Company Law of the PRC, the Opinion on Regulation of the Shareholders' Meetings of a Listed Company and the Articles of Association of the Company, and that the resolutions passed at the AGM are lawful and valid.

Note: The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the PRC, June 28, 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.